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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                             XO Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    983764838
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 6, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 983764838

1     NAME OF REPORTING PERSON
          Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) //
                                                                          (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS
          AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
               140,036,224

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
                140,036,224

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              140,036,224

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                60.7%

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14    TYPE OF REPORTING PERSON*
                 IN

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                                  SCHEDULE 13D

CUSIP No. 983764838

1     NAME OF REPORTING PERSON
             Tramore LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) //
                                                                          (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS
           WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
           2,597,403

8     SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER
           2,597,403

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,597,403

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.4%

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14    TYPE OF REPORTING PERSON*
           CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1     NAME OF REPORTING PERSON
             Cardiff Holding LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) //
                                                                          (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS
           WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
           137,438,822

8     SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER
           137,438,822

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          137,438,822

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           60.3%

14    TYPE OF REPORTING PERSON*
            CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1     NAME OF REPORTING PERSON
           ACF Industries Holding Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) //
                                                                          (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS
          AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
          137,438,822

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
          137,438,822

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          137,438,822

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           60.3%

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1     NAME OF REPORTING PERSON
          Highcrest Investors Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) //
                                                                          (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS
           AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
          137,438,822

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
          137,438,822

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           137,438,822

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           60.3%

14    TYPE OF REPORTING PERSON*
            CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1     NAME OF REPORTING PERSON
          Buffalo Investors Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) //
                                                                          (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS
          AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                              //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
          137,438,822

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
          137,438,822

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          137,438,822

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           60.3%

14    TYPE OF REPORTING PERSON*
           CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1     NAME OF REPORTING PERSON
          Starfire Holding Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) //
                                                                          (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS
          AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
          137,438,822

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
          137,438,822

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          137,438,822

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           60.3%

14    TYPE OF REPORTING PERSON*
CO

Item 1. Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D, and Amendments No. 1, No. 2 and No. 3 thereto, previously filed.

Item 2. Identity and Background

The persons filing this statement are Cardiff Holding LLC, a Delaware limited liability company ("Cardiff"), Tramore LLC, a Delaware limited liability company ("Tramore"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire", and together with Cardiff, Tramore, ACF Holding, Highcrest and Buffalo, the "Icahn Entities"), and Carl C. Icahn, a citizen of the United States of America, all having as their principal business address 767 Fifth Avenue, 47th Floor, New York, New York 10153.

Each of Starfire and Tramore is wholly-owned by Mr. Icahn. Buffalo is wholly-owned by Starfire. Highcrest is approximately 99% owned by Buffalo. ACF Holding is wholly-owned by Highcrest. Cardiff is wholly-owned by ACF Holding. Mr. Icahn is (i) chairman and sole director of Starfire and (ii) chairman and a director of each of Highcrest and ACF Holding. As a result of Mr. Icahn's ownership of and position(s) with Starfire, Buffalo, Highcrest, ACF Holding and Cardiff, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.

Each of Cardiff and Tramore is principally engaged in the business of investing in and holding securities of the Issuer. Mr. Icahn's principal occupation is acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire, Buffalo, Highcrest and ACF Holding are primarily engaged in the business of investing in and holding securities of various entities.

Except as described on Exhibit C, neither Starfire, Buffalo, Highcrest, ACF Holding, Cardiff, Tramore or Mr. Icahn, nor any director, member or executive officer of any of the Icahn Entities, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Starfire, Buffalo, Highcrest, ACF Holding and Cardiff are set forth in Exhibit B attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended by the addition of the following:

On August 6, 2004, Cardiff and Tramore purchased 3,560,000 and 240,000 shares of 6% Convertible Preferred Stock ("Convertible Preferred Shares") of the Issuer at a purchase price of $50 per share.

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Item 5. Interest in Securities of the Issuer

(a) As of the close of business on August 6, 2004 Registrants may be deemed to beneficially own in the aggregate 140,036,224 Shares constituting approximately 60.7% of the outstanding Shares (based upon (i) the 181,933,085 Shares stated to be issued and outstanding by Issuer, (ii) the 7,504,819 Shares issuable upon exercise of the Warrants beneficially held by Registrants and (iii) the 41,125,541 Shares issuable upon conversion of the 3,800,000 Convertible Preferred Shares beneficially held by Registrants.

ACF Holding may, by virtue of its ownership of 100% of the interest in Cardiff, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in each of Starfire and Tramore, be deemed to beneficially own the securities as to which each of Starfire and Tramore possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

(b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 137,438,822 Shares. ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 137,438,822 Shares. Tramore has the sole power to vote or to direct the vote and to dispose or direct the disposition of 2,597,403 Shares. Mr. Icahn may, by virtue of his ownership interest in Tramore, be deemed to share with Tramore the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,597,403 Shares.

(c) The only transactions effected within the past 60 days in the Shares are set forth in Item 3 hereof.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by addition of the following:

Cardiff and Tramore are parties to a Stock Purchase Agreement with the Issuer pursuant to which Cardiff and Tramore purchased the Convertible Preferred Shares identified in Item 3 hereof. In connection therewith,

Issuer granted to Cardiff and Tramore certain rights to have registered with the Securities and Exchange Commission the Convertible Preferred Shares and the common stock of Issuer into which the Convertible Preferred Shares are converted.

Item 7. Material to be Filed as Exhibits

Exhibit F Joint Filing Agreement Among Registrants

Exhibit G Stock Purchase Agreement among Issuer and Purchasers party thereto

Exhibit H Registration Rights Agreement among Issuer and Purchasers of Convertible Preferred Shares

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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                                   SIGNATURES

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of XO Communications, Inc., a Delaware corporation, is true, complete and correct.

Dated: as of August 9, 2004.

                                           /s/ Carl C. Icahn
                                           -------------------------------------
                                           Carl C. Icahn, Individually

                                           Tramore LLC

                                           /s/ Edward E. Mattner
                                           -------------------------------------
                                           By: Edward E. Mattner
                                           Title: Authorized Signatory

                                           Cardiff Holding LLC

                                           By: ACF Industries Holding Corp.,
                                                                its sole member

                                           /s/ Robert J. Mitchell
                                           -------------------------------------
                                           By: Robert J. Mitchell
                                           Title: President and Treasurer

    [Signature page to Amendment No. 4 to Schedule 13D - XO Communications ]

                                           ACF Industries Holding Corp.

                                           /s/ Robert J. Mitchell
                                           -------------------------------------
                                           By: Robert J. Mitchell
                                           Title: President and Treasurer

                                           Highcrest Investors Corp.

                                           /s/ Robert J. Mitchell
                                           -------------------------------------
                                           By: Robert J. Mitchell
                                           Title: Assistant Secretary

                                           Buffalo Investors Corp.

                                           /s/ Edward E. Mattner
                                           -------------------------------------
                                           By: Edward E. Mattner
                                           Title: President and Treasurer

                                           Starfire Holding Corporation

                                           /s/ Robert J. Mitchell
                                           -------------------------------------
                                           By: Robert J. Mitchell
                                           Title: Authorized Signatory

    [Signature page to Amendment No. 4 to Schedule 13D - XO Communications ]